Exhibit 99.2

NORTH AMERICAN CONSTRUCTION GROUP LTD.
Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian Dollars)

KPMG LLP
2200, 10175 - 101 Street
Edmonton AB T5J 0H3
Telephone (780) 429-7300
Fax (780) 429-7379
www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of North American Construction Group Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited North American Construction Group Ltd.’s (the “Company’s”) internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”), and our report dated February 25, 2019 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants
Edmonton, Canada
February 25, 2019

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

KPMG LLP
2200, 10175 - 101 Street
Edmonton AB T5J 0H3
Telephone (780) 429-7300
Fax (780) 429-7379
www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of North American Construction Group Ltd.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of North American Construction Group Ltd. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 1998.

Edmonton, Canada

February 25, 2019

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

NOA

Consolidated Balance Sheets
As at December 31
(Expressed in thousands of Canadian Dollars)

	2018	2017
Assets
Current assets
Cash	$19,508	$8,186
Accounts receivable, net (notes 6 and 19(c))	82,399	46,806
Contract assets (note 19(c))	10,673	21,572
Inventories	13,391	4,754
Prepaid expenses and deposits (note 7)	3,736	1,898
Assets held for sale (notes 8 and 16(a))	672	5,642
	130,379	88,858
Property, plant and equipment, net of accumulated depreciation $248,885 (2017 – $220,320) (note 9)	528,157	278,648
Other assets (note 10)	10,204	5,599
Investments in affiliates and joint ventures (note 13(a))	11,788	—
Deferred tax assets (note 11)	9,272	10,539
Total Assets	$689,800	$383,644
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable	$63,460	$35,191
Accrued liabilities (note 12)	19,157	12,434
Contract liabilities (note 19(c))	4,032	824
Current portion of long term debt (note 14(a))	29,996	—
Current portion of capital lease obligations (note 15)	32,250	29,136
	148,895	77,585
Long term debt (note 14(a))	265,962	70,065
Capital lease obligations (note 15)	54,318	37,833
Other long term obligations (note 17(a))	25,623	14,080
Deferred tax liabilities (note 11)	44,787	38,157
	539,585	237,720
Shareholders' Equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2018 - 27,088,816 (December 31, 2017 – 28,070,150)) (note 18(a))	221,773	231,020
Treasury shares (December 31, 2018 - 2,084,611 (December 31, 2017 - 2,617,926)) (note 18(a))	(11,702)	(12,350)
Additional paid-in capital	53,567	54,416
Deficit	(113,917)	(127,162)
Shareholders' equity attributable to common shareholders	149,721	145,924
Noncontrolling interest (note 13(a))	494	—
	150,215	145,924
Total Liabilities and Equity	$689,800	$383,644
Commitments (note 20)
Contingencies (note 27)
Approved on behalf of the Board

/s/ Martin R. Ferron	/s/ Bryan D. Pinney
Martin R. Ferron, Chairman of the Board	Bryan D. Pinney, Lead Director
See accompanying notes to consolidated financial statements.

2018 Consolidated Financial Statements	1

Consolidated Statements of Operations and
Comprehensive Income
For the years ended December 31
(Expressed in thousands of Canadian Dollars, except per share amounts)

	2018	2017
Revenue (note 19)	$410,061	$292,557
Project costs	152,943	116,346
Equipment costs	129,692	91,829
Depreciation	58,350	44,735
Gross profit	69,076	39,647
General and administrative expenses	37,110	25,299
Loss on sublease (note 17(e))	1,732	—
Loss on disposal of property, plant and equipment	111	189
Gain on disposal of assets held for sale (note 8)	(269)	(166)
Amortization of intangible assets (note 10(b))	412	918
Operating income before the undernoted	29,980	13,407
Interest expense, net (note 21)	8,584	6,943
Equity earnings in affiliates and joint ventures (note 13(a))	(60)	—
Foreign exchange loss (gain)	39	(4)
Income before income taxes	21,417	6,468
Deferred income tax expense (note 11)	6,096	1,204
Net income and comprehensive income	15,321	5,264
Net income attributable to noncontrolling interest (note 13(a))	(35)	—
Net income and comprehensive income available to shareholders	$15,286	$5,264
Per share information
Net income - basic (note 18(b))	$0.61	$0.20
Net income - diluted (note 18(b))	$0.54	$0.18
See accompanying notes to consolidated financial statements.

2018 Consolidated Financial Statements	2

NOA

Consolidated Statements of Changes in Shareholders’
Equity
(Expressed in thousands of Canadian Dollars)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Shareholders' equity attributable to common shareholders	Noncontrolling interest	Total equity
Balance at December 31, 2016	$252,633	$(9,294)	$45,915	$(130,300)	$158,954	$—	$158,954
Net income and comprehensive income	—	—	—	5,264	5,264	—	5,264
Exercised options (note 22(b))	960	—	(385)	—	575	—	575
Stock-based compensation (note 22)	—	1,642	1,283	—	2,925	—	2,925
Dividends (note 18(d)) ($0.08 per share)	—	—		(2,126)	(2,126)	—	(2,126)
Share purchase programs (note 18(c))	(22,573)	—	7,603	—	(14,970)	—	(14,970)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 18(a))	—	(4,698)	—	—	(4,698)	—	(4,698)
Balance at December 31, 2017	$231,020	$(12,350)	$54,416	$(127,162)	$145,924	$—	$145,924
Adoption of accounting standards (note 3(a))	—	—	—	(45)	(45)	—	(45)
Net income and comprehensive income	—	—	—	15,286	15,286	35	15,321
Exercised options (note 22(b))	1,704	—	(681)	—	1,023	—	1,023
Stock-based compensation (note 22)	—	5,720	(1,603)	—	4,117	—	4,117
Dividends (note 18(d)) ($0.08 per share)	—	—		(1,996)	(1,996)	—	(1,996)
Share purchase programs (note 18(c))	(10,975)	—	1,435	—	(9,540)	—	(9,540)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 18(a))	—	(5,072)	—	—	(5,072)	—	(5,072)
Conversion of Convertible Debentures (note 14(c))	24	—	—	—	24	—	24
Noncontrolling interest acquired in affiliates and joint ventures	—	—	—	—	—	459	459
Balance at December 31, 2018	$221,773	$(11,702)	$53,567	$(113,917)	$149,721	$494	$150,215
See accompanying notes to consolidated financial statements.

2018 Consolidated Financial Statements	3

Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in thousands of Canadian Dollars)

	2018	2017
Cash provided by (used in):
Operating activities:
Net income and comprehensive income	$15,321	$5,264
Adjustments to reconcile to net cash from operating activities:
Depreciation	58,350	44,735
Amortization of intangible assets (note 10(b))	412	918
Lease inducement received (note 17(b))	1,412	—
Amortization of deferred financing costs (notes 10(c), 14(e) and 21)	539	797
Loss on sublease (note 17(e))	1,732	—
Loss on disposal of property, plant and equipment	111	189
Gain on disposal of assets held for sale (note 8)	(269)	(166)
Stock-based compensation expense (note 22(a))	11,532	3,995
Cash settlement of stock-based compensation (note 22(e))	—	(343)
Equity earnings in affiliates and joint ventures (note 13(a))	(60)	—
Other adjustments to cash from operating activities	17	181
Deferred income tax expense (note 11)	6,096	1,204
Net changes in non-cash working capital (note 23(b))	14,178	(7,029)
	109,371	49,745
Investing activities:
Acquisition of heavy construction fleet and related assets (note 5(b))	(151,180)	—
Investment in affiliates and joint ventures, net of cash acquired (note 5(a))	(31,911)	—
Investment in DNSS Partnership (note 13(b))	—	(1,177)
Purchase of property, plant and equipment	(81,078)	(53,813)
Additions to intangible assets (note 10(b))	(380)	(66)
Proceeds on disposal of property, plant and equipment	30,982	20,790
Proceeds on disposal of assets held for sale	5,292	1,640
Additions to other long term receivable (note 10)	(619)	—
Net repayment of (advances to) DNSS Partnership loan (notes 10(a) and 13(b))	280	(969)
	(228,614)	(33,595)
Financing activities:
Repayment of credit facilities	(88,209)	(19,941)
Increase in credit facilities	248,000	11,732
Issuance of Convertible Debentures (note 14(c))	—	40,000
Mortgage proceeds (note 14(d))	19,900	—
Financing costs (notes 10(c) and note 14(e))	(848)	(2,982)
Repayment of capital lease obligations	(32,142)	(29,161)
Repayment of equipment promissory notes	(541)	—
Proceeds from options exercised (note 22(b))	1,023	575
Dividend payments (note 18(d))	(2,006)	(2,185)
Share purchase programs (note 18(c))	(9,540)	(14,970)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 18(a))	(5,072)	(4,698)
	130,565	(21,630)
Increase (decrease) in cash	11,322	(5,480)
Cash, beginning of year	8,186	13,666
Cash, end of year	$19,508	$8,186
Supplemental cash flow information (note 23(a))
See accompanying notes to consolidated financial statements.

2018 Consolidated Financial Statements	4

NOA

Notes to Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the “Company”), which prior to a name change registration on April 11, 2018 was known as "North American Energy Partners Inc.", was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 primarily in Western Canada providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
a) Basis of presentation
These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These consolidated financial statements include the accounts of the Company, its wholly-owned, Canadian incorporated subsidiaries and via certain of its subsidiaries, the Company also holds investments in other Canadian corporations, partnerships and joint ventures. All significant intercompany transactions and balances are eliminated upon consolidation.
The Company consolidates variable interest entities (“VIE”s) for which it is considered to be the primary beneficiary as well as voting interest entities in which it has a controlling financial interest. Ownership represented by other parties that do not control the entities are presented in the consolidated financial statements as activities and balances attributable to noncontrolling interests.
The consolidated financial statements include the accounts of VIEs for which the Company is the primary beneficiary. A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured such that equity investors lack the ability to make significant decisions relating to the entity’s operations through voting rights or do not substantively participate in the gains and losses of the entity. Upon inception or acquisition of a contractual agreement, the Company performs an assessment to determine whether the arrangement contains a variable interest in a legal entity and whether that legal entity is a VIE. The primary beneficiary has both the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the VIE entity that could potentially be significant to the VIE. Where it is concluded that the Company is the primary beneficiary of a VIE, the Company will consolidate the accounts of that VIE. The Company assesses all variable interests in the entity and uses its judgment when determining if it is the primary beneficiary. Other qualitative factors that are considered include decision-making responsibilities, the VIE capital structure, risk and rewards sharing, contractual agreements with the VIE, voting rights and level of involvement of other parties. The Company assesses the primary beneficiary determination for a VIE on an ongoing basis as changes occur in the facts and circumstances related to a VIE.
Investees and joint ventures over which the Company exercises significant influence are accounted for using the equity method and are included in “investments in affiliates and joint ventures” within the accompanying consolidated balance sheet. The Company has elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method.
For certain investments in the construction industry where the Company retains an undivided interest in assets and liabilities, the Company records its proportionate share of assets, liabilities, revenues and expenses. If an entity is determined to not be a VIE, the voting interest entity model will be applied.
Further discussion of the Company's investments is included in "note 13 - investments in affiliates and joint ventures".

2018 Consolidated Financial Statements	5

b) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Significant estimates and judgments made by management include:

•
the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	the determination of whether an acquisition meets the definition of a business combination;

•	the fair value of the assets acquired and liabilities assumed as part of an acquisition;

•	the evaluation of whether the Company consolidates entities in which it has a controlling financial interest based on either a VIE or voting interest model;

•	assumptions used in impairment testing; and

•
estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of its estimates of the cost to complete for each project. Cost estimates for all significant projects use a detailed “bottom up” approach and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes;

•	extended overhead due to owner, weather and other delays;

•	subcontractor performance issues;

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid;

•	contract incentive and penalty provisions;

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.
The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.
c) Revenue recognition
The Company's revenue source falls into one of two categories: construction services or operations support.
Construction services are related to mine development or expansion projects and are generally funded from customers' capital budgets. The Company provides construction services under lump-sum, unit-price, time-and materials and cost-plus contracts. When the commercial terms are lump-sum and unit-price, the contract scope and value is typically defined. Time-and-materials and cost-plus contracts are generally undefined in scope and total price. Operations support services revenue is mainly generated under long term site-services agreements with the customers (master service agreement and multiple use contracts). Such agreements typically do not include a commitment to the volume or scope of services over the life of the contract. Work under the agreement is instead awarded through shorter-term work authorizations under the general terms of the agreement. The Company generally provides operations support services under either time-and-materials or unit-price contracts depending on factors such as the degree of complexity, the completeness of engineering and the required schedule.

2018 Consolidated Financial Statements	6

NOA

Significant estimates are required in the revenue recognition process including assessment of the percentage of completion, identification of performance obligations, and estimation of variable consideration including the constraint.
The Company’s invoicing frequency and payment terms are in accordance with negotiated customer contracts. Customer invoicing can range between daily and monthly and payment terms range between net 15 and net 60 days. The Company does not typically include extended payment terms in its contracts with customers. Under these payment terms, the customer pays progress payments based on actual work or milestones completed. When payment terms do not align with revenue recognition, the variance is recorded to either contract liabilities or contract assets, as appropriate. Customer contracts do not generally include a significant financing component because the Company does not expect the period between customer payment and transfer of control to exceed one year. The Company does not adjust consideration for the effects of a significant financing component if the period of time between the transfer of control and the customer payment is less than one year.
The Company accounts for a contract when it has approval and commitments from both parties, the rights of the parties are identified, the payment terms are identified, the contract has commercial substance and the collectability of consideration is probable. Each contract is evaluated to determine if it includes more than one performance obligation. This evaluation requires significant judgement and the determination that the contract contains more than one performance obligation could change the amount of revenue and profit recorded in a given period. The majority of the Company's contracts with defined scope include a significant integration service, where the Company is responsible for ensuring the individual goods and services are incorporated into one combined output. Such contracts are accounted for as one performance obligation. When more than one distinct good or service is contracted, the contract is separated into more than one performance obligation and the total transaction price is allocated to each performance obligation based upon stand-alone selling prices. When a stand-alone selling price is not observable, it is estimated using a suitable method.
The total transaction price can be comprised of fixed consideration and variable consideration, such as profit incentives, discounts and performance bonuses or penalties. When a contract includes variable consideration, the amount included in the total transaction price is based on the expected value or the mostly likely amount, constrained to an amount that it is probable a significant reversal will not occur. Significant judgement is involved in determining if a variable consideration amount should be constrained. In applying this constraint, the Company considers both the likelihood of a revenue reversal arising from an uncertain future event and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:

•	The amount of consideration is highly susceptible to factors outside the Company’s influence, such as judgement of actions of third parties and weather conditions;

•	The length of time between the recognition of revenue and the expected resolution;

•	The Company’s experience with similar circumstances and similar customers, specifically when such items have predictive value;

•	The Company’s history of resolution and whether that resolution includes price concessions or changing payment terms; and

•	The range of possible consideration amounts.
The Company's performance obligations are typically satisfied by transferring control over time, for which revenue is recognized using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs. For defined scope contracts, the cost-to-cost method faithfully depicts the Company’s performance because the transfer of the asset to the customer occurs as costs are incurred. The costs of items that do not relate to the performance obligation, particularly in the early stages of the contract, are excluded from costs incurred to date. Pre-construction activities, such as mobilization and site setup, are recognized as contract costs on the consolidated balance sheets and amortized over the life of the project. These costs are excluded from the cost-to cost calculation.
The Company has elected to apply the ‘as-invoiced’ practical expedient to recognize revenue in the amount to which the Company has a right to invoice for all contracts in which the value of the performance completed to date directly corresponds with the right to consideration. This will be applied to all contracts, where applicable, and the majority of undefined scope work is expected to use this practical expedient.
The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative

2018 Consolidated Financial Statements	7

expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.
Changes in project performance, project conditions, and estimated profitability, including those arising from profit incentives, penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedules. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will assess the legal enforceability of the change to determine if a contract modification exists. The Company considers a contract modification to exist when the modification either creates new or changes the existing enforceable rights and obligations.
Most contract modifications are for goods and services that are not distinct from the existing contract due to the significant integration service provided in the context of the contract and are accounted for as part of the existing contract. Therefore, the effect of a contract modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. If a contract modification is approved in scope and not price, the associated revenue is treated as variable consideration, subject to constraint. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.
The Company’s long term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
Revenue is measured based on consideration specified in the customer contract, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specified revenue producing transaction, that are collected by the Company for a customer, are excluded from revenue.
d) Balance sheet classifications
A one-year time period is typically used as the basis for classifying current assets and liabilities. However, included in current assets and liabilities are amounts receivable and payable under construction contracts (principally holdbacks) that may extend beyond one year.
e) Cash
Cash includes cash on hand and bank balances net of outstanding cheques.
f) Accounts receivable and contract assets
Accounts receivable are recorded when the Company has an unconditional right to consideration arising from performance of contracts with customers. Accounts receivable may be comprised of amounts billed to customers and amounts that have been earned but have not yet been billed. Such unbilled but earned amounts generally arise when a billing period ends prior to the end of the reporting period. When this occurs, revenue equal to the earned and unbilled amount is accrued. Such accruals are classified as accounts receivable on the balance sheet, even though they are not yet billed, as they represent consideration for work that has been completed prior to the period end where the Company has an unconditional right to consideration.
Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to (i) revenue accruals on forecasted jobs where the percentage of completion method of revenue recognition requires an accrual over what has been billed and (ii) revenue recognized from variable consideration related to unpriced contract modifications.

2018 Consolidated Financial Statements	8

NOA

g) Contract costs
The Company occasionally incurs costs to obtain contracts (reimbursable bid costs) and to fulfill contracts (fulfillment costs). If these costs meet certain criteria, they are capitalized as contract costs, included within other assets on the consolidated balance sheets. Capitalized costs are amortized based on the transfer of goods or services to which the assets relate and are included in project costs. Reimbursable bid costs meet the criteria for capitalization when these costs will be reimbursed by the owner regardless of the outcome of the bid. Generally, this occurs when the Company has been selected as the preferred bidder for a project. The Company recognizes reimbursable bid costs as an expense when incurred if the amortization period of the asset that the entity would have otherwise recognized is one year or less. Costs to fulfill a contract meet the criteria for capitalization if they relate directly to a specifically identifiable contract, they generate or enhance resources that will be used to satisfy future performance obligations and if the costs are expected to be recovered. The costs that meet this criterion are often mobilization and site set-up costs.
h) Remaining performance obligations
Remaining performance obligation represents the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period. The Company's long term contracts typically allow customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods. Excluded from this disclosure are amounts where the Company recognizes revenue as-invoiced (note 19(e)).
i) Contract liabilities
Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts.
j) Allowance for doubtful accounts
The Company evaluates the probability of collection of accounts receivable and records an allowance for doubtful accounts, which reduces accounts receivable to the amount management reasonably believes will be collected. In determining the amount of the allowance, the following factors are considered: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.
k) Inventories
Inventories are carried at the lower of cost and net realizable value, and consist primarily of spare tires, tracks, track frames, fuel and lubricants. Cost is determined using the weighted average method.
l) Property, plant and equipment
Property, plant and equipment are recorded at cost. The Company capitalizes interest incurred on debt during the construction of assets for the Company’s own use. The capitalization period covers the duration of the activities required to get the asset ready for its intended use, provided that expenditures for the asset have been made and interest cost incurred. Interest capitalization continues as long as those activities and the incurrence of interest cost continue.
Equipment under capital lease is recorded at the present value of minimum lease payments at the inception of the lease.

2018 Consolidated Financial Statements	9

Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. The capitalized interest is amortized at the same rate as the respective asset. Depreciation is not recorded until an asset is available for use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate
Heavy equipment	Units of production	3,000 - 120,000 hours
Major component parts in use	Units of production	3,000 - 50,000 hours
Other equipment	Straight-line	5 - 10 years
Licensed motor vehicles	Straight-line	5 - 10 years
Office and computer equipment	Straight-line	5 years
Furnishings, fixtures and facilities	Straight-line	10 - 30 years
Buildings	Straight-line	10 - 50 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Land	No depreciation	No depreciation

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.
m) Intangible assets
Acquired intangible assets with finite lives are recorded at historical cost net of accumulated amortization and accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition are recorded at cost based upon relative fair value as at the acquisition date. Costs incurred to increase the future benefit of intangible assets are capitalized.
Intangible assets with definite lives are amortized over their estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. Estimated useful lives of definite lived intangible assets and corresponding amortization method are:

Assets	Basis	Rate
Internal-use software	Straight-line	4 years
Customer contracts	Straight-line	1 - 2 years
Favourable land lease	Straight-line	27 years
Assembled workforce	Straight-line	5 years
Partnership relationship	Straight-line	5 years
Brand	Straight-line	5 years

n) Impairment of long-lived assets
Long-lived assets or asset groups held and used including property, plant and equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to depreciation or amortization expense. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

2018 Consolidated Financial Statements	10

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o) Assets held for sale
Long-lived assets are classified as held for sale when certain criteria are met, which include:

•	management, having the authority to approve the action, commits to a plan to sell the assets;

•	the assets are available for immediate sale in their present condition;

•	an active program to locate buyers and other actions to sell the assets have been initiated;

•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;

•	the assets are being actively marketed at reasonable prices in relation to their fair value; and

•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.
A long-lived asset that is newly acquired and will be sold rather than held and used is classified as held for sale if the one year requirement is met and if the other requirements are expected to be met within a short period following the asset acquisition. Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.
Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Once the Company has determined that the equipment will be disposed, and the criteria for assets held for sale are met, the unit is recorded in assets held for sale at the lower of depreciated cost or net realizable value.
p) Asset retirement obligations
Asset retirement obligations are legal obligations associated with the retirement of property, plant and equipment that result from their acquisition, lease, construction, development or normal operations. The Company recognizes its contractual obligations for the retirement of certain tangible long-lived assets. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties. In the absence of observable market transactions, the fair value of the liability is determined as the present value of expected cash flows. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized using a systematic and rational method over its estimated useful life. In subsequent reporting periods, the liability is adjusted for the passage of time through an accretion charge and any changes in the amount or timing of the underlying future cash flows are recognized as an additional asset retirement cost.
q) Foreign currency translation
The functional currency of the Company and its subsidiaries is Canadian Dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings.
r) Fair value measurement
Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

2018 Consolidated Financial Statements	11

s) Income taxes
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.
The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in “General and administrative expenses” in the Consolidated Statements of Operations.
t) Stock-based compensation
The Company has a Share Option Plan which is described in note 22(b). The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.
The Company has a Restricted Share Unit (“RSU”) Plan which is described in note 22(c). RSUs are generally granted effective July 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs generally vest at the end of the three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement. Compensation expense is calculated based on the number of vested RSUs multiplied by the fair value of each RSU as determined by the volume weighted average trading price of the Company’s common shares for the thirty trading days immediately preceding the day on which the fair market value was to be determined. The Company recognizes compensation cost over the three-year term in the Consolidated Statement of Operations, with a corresponding increase to additional paid-in capital. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.
The Company has a Performance Restricted Share Unit ("PSU") plan which is described in note 22(d). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criterion includes the passage of time and is based upon the improvement of total shareholder return ("TSR") as compared to a defined company Canadian peer group. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. The grants are measured at fair value on the grant date using the Monte Carlo model. At the maturity date, the Human Resources and Compensation Committee will assess actual performance against the performance criteria and determine the number of PSUs that have been earned. The Company intends to settle all PSUs with common shares purchased on the open market through a trust arrangement. The Company recognizes compensation cost over the three-year term of the PSU in the Consolidated Statement of Operations, with a corresponding increase to additional paid-in capital.
The Company has a Deferred Stock Unit (“DSU”) Plan which is described in note 22(e). The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in the form of DSUs and are settled in cash. Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted average trading price of the Company’s common shares for the thirty trading days immediately preceding the day on which the fair market value is to be determined, with any changes in fair value recognized in general and administrative expenses on the Consolidated Statements of Operations. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs,

2018 Consolidated Financial Statements	12

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divided by the fair market value of the Company's common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.
As stock-based compensation expense recognized in the Consolidated Statements of Earnings is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures, based on historical experience. Forfeitures are estimated at the time of grant and revised, in subsequent periods if actual forfeitures differ from those estimates.
u) Net income per share
Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the year (see note 18(b)). Diluted net income per share is computed by dividing net income available to common shareholders by the weighted average number of shares outstanding during the year, adjusted for dilutive share amounts. The diluted per share amounts are calculated using the treasury stock method and the if-converted method. The treasury stock method increases the diluted weighted average shares outstanding to include additional shares from the assumed exercise of equity settled stock options, if dilutive. The number of additional shares determined using the treasury stock method is calculated by assuming outstanding in-the-money stock options were exercised and the proceeds from such exercises, including any unamortized stock-based compensation cost, were used to acquire shares of common stock at the average market price during the year. The if-converted method increases the diluted weighted average shares outstanding to include additional shares from the assumed conversion of convertible debentures, if dilutive. The number of additional shares is calculated by assuming the dilutive convertible shares would be outstanding for the entire period, or at the date of issuance, if later. If the convertible debentures are dilutive, the after tax interest expense related to the convertible debentures for the entire period, or from the date of issuance if later, is added back to the net income.
v) Leases
Leases entered into by the Company in which substantially all the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.
w) Deferred financing costs
Underwriting, legal and other direct costs incurred in connection with the issuance of debt are presented as deferred financing costs. Deferred financing costs related to the issuance of the Convertible Debentures and the Previous Term Loans are included within liabilities on the Consolidated Balance Sheets and are amortized using the effective interest rate method over the term to maturity. Deferred financing costs related to the Revolver, and the Previous Revolver, are included within other assets on the Consolidated Balance Sheets and are amortized ratably over the term of the Credit Facility.
x) Equity method investments
The Company utilizes the equity method to account for its interests in affiliates and joint ventures that the Company does not control but over which it exerts significant influence. The equity method is typically used when it has an ownership interest of between 20% and 50% in an entity, provided the Company is able to exercise significant influence over the investee’s operations. Significant influence is the power to participate in the financial and operating policy decisions of the investee.
Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. Transaction costs that are incremental and directly attributable to the investment in affiliates and joint ventures are included in the cost. The total initial cost of the investment is attributable to the net assets in the equity investee at fair value and additional assets acquired including intangible assets.
The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate or joint venture since the acquisition date.
The Consolidated Statement of Operations and Comprehensive Income reflects the Company’s share of the results of operations of the associate or joint venture. In addition, when there has been a change recognized directly in the equity of the associate or joint venture, the Company recognizes its share of any changes, when applicable, in the statement of changes in shareholders’ equity. Unrealized gains and losses resulting from transactions between the

2018 Consolidated Financial Statements	13

Company and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.
The aggregate of the Company’s share of profit or loss of an associate and a joint venture is shown on the face of the consolidated statement of operations and comprehensive income outside operating profit and represents profit or loss after tax and noncontrolling interests in the subsidiaries of the associate or joint venture.
After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within ‘Equity earnings in associates and joint ventures’ in the consolidated statement of operations and comprehensive income. Upon loss of significant influence over the associate or joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.
3. Accounting pronouncements recently adopted
a) Revenue from contracts with customers
The Company adopted Topic 606, Revenue from Contracts with Customers, with a date of initial application of January 1, 2018. The Company used the modified cumulative effect retrospective transition method by recognizing the cumulative effect as an adjustment to the opening balance of equity at January 1, 2018. The Company applied Topic 606 to contracts that were not completed at the time of transition and elected to not separately evaluate the effects of each contract modification prior to the date of adoption. Therefore, comparative financial information has not been adjusted and continues to be reported under the prior standard.
The main impact of the application of this new standard reflected through the adjustment to the opening balance of equity at January 1, 2018 relates to the change in the treatment of mobilization costs which were previously considered a component of the contract. Mobilization costs are now considered a cost to fulfill the contract and not part of the performance obligation. This resulted in a reversal in the amount of cumulative revenue recognized, which was offset by associated amortization expense. The net impact to opening deficit as at January 1, 2018 is $45. Other adjustments include a reclassification of unconditional rights to consideration between contract assets and accounts receivable due to a change in presentation requirements for contract balances.
The following table summarizes the effects of adopting the new revenue standard on the Company's consolidated balance sheets at December 31, 2018:

(in thousands)	As Reported	Adjustments	Balances without adoption of Topic 606
Assets
Current assets
Accounts receivable, net (notes 6 and 19(c))	$82,399	$(9,809)	$72,590
Contract assets (note 19(c))	10,673	(10,673)	—
Unbilled revenue	—	22,421	22,421
	130,379	1,939	132,318
Other assets (note 10)	10,204	(1,636)	8,568
Investments in affiliates and joint ventures (note 13(a))	11,788	168	11,956
	$689,800	$471	$690,271
Liabilities and Shareholders' Equity
Current liabilities
Contract liabilities	$4,032	$(4,032)	$—
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	—	4,032	4,032
	148,895	—	148,895
Deferred tax liabilities (note 11)	44,787	127	44,914
	$539,585	$127	$539,712
Shareholders' Equity
Deficit	(113,917)	344	(113,573)
	$149,721	$344	$150,065
Total Liabilities and Equity	$689,800	$471	$690,271

2018 Consolidated Financial Statements	14

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Amounts previously classified as unbilled revenue and billings in excess of costs incurred and estimated earnings on uncompleted contracts are now classified as contract assets and contract liabilities, respectively. For consistency, these new classifications have been applied to amounts in comparative prior periods on the consolidated balance sheets and within the notes that follow.
The following table summarizes the effects of adopting the new revenue standard on the Company's consolidated statements of operations and comprehensive income for the year ended December 31, 2018:

(in thousands)	As Reported	Adjustments	Balances without adoption of Topic 606
Revenue (note 19)	$410,061	$1,940	$412,001
Project costs	152,943	1,637	154,580
Gross profit	$69,076	$303	$69,379
Operating income before the undernoted	$29,980	$303	$30,283
Equity earnings in affiliates and joint ventures (note 13(a))	(60)	(168)	(228)
Income before income taxes	$21,417	$471	$21,888
Deferred income tax expense (note 11)	6,096	127	6,223
Net income and comprehensive income	$15,321	$344	$15,665
The following table summarizes the effects of adopting the new revenue standard on the Company's consolidated statements of cash flows for the year ended December 31, 2018:

(in thousands)	As Reported	Adjustments	Balances without adoption of Topic 606
Cash provided by (used in):
Operating activities:
Net income and comprehensive income	$15,321	$344	$15,665
Deferred income tax expense (note 11)	6,096	127	6,223
Net changes in non-cash working capital (note 23(b))	14,178	(471)	13,707
	109,371	—	109,371
Decrease in cash	$11,322	$—	$11,322
b) Statement of cash flows
In August 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This accounting standard eliminates the diversity in practice related to the classification of certain cash receipts and payments for debt prepayments or extinguishment costs, the maturing of a zero coupon bond, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization. This standard was adopted January 1, 2018 and the adoption did not have a material effect on the Company's consolidated financial statements.
c) Stock-based compensation
In May 2017, the FASB issued ASU No. 2017-09, Compensation - Stock Compensation (Topic 718: Scope of Modification Accounting). This accounting standard update clarifies which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. This standard was adopted January 1, 2018 and the adoption did not have a material effect on the Company's consolidated financial statements.
d) Definition of a business
In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805). This accounting standard update clarifies the definition of a business and provides a screening test to determine when an integrated set of assets and activities is not considered a business and, thus, is accounted for as an asset acquisition as opposed to a business combination. The screening test requires that when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not considered a business. This standard was adopted during the year ended December 31, 2018. As discussed in note 5, the Company’s two acquisitions were both determined to be asset acquisitions.

2018 Consolidated Financial Statements	15

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4) Recent accounting pronouncements not yet adopted
a) Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), and subsequently issued several related ASUs to supersede the current leases accounting standard (Topic 840). The main difference between the new standard and the current standard is the requirement that lessees recognize a lease liability and a right-of-use asset for leases classified as operating leases. Lessor accounting remains largely unchanged. Additionally, the standard requires that for a sale to occur in a sale-leaseback transaction, the transfer of assets must meet the requirements for a sale under the new revenue standard. The new lease standard will be effective for the Company for interim and annual reporting periods commencing January 1, 2019, with early adoption permitted.
The standard requires a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.
The new standard will result in recognition of right-of-use assets and liabilities on the consolidated balance sheets. The Company continues to evaluate the impact of adopting the standard on its financial statements and disclosure through its change management plan which guides the adoption of the standard. The Company has compiled an inventory of all leases and has analyzed individual contracts or groups of contracts to identify any significant differences and the impact on lease transactions as a result of adopting the new standard. Through this process, the Company is quantifying the impact on transactions as well as assess the Company’s policies, practices, procedures, controls, and systems for changes necessary to process and compile the information to meet the requirements of the new standard.
b) Fair value measurement
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This accounting standard update was issued to improve the effectiveness of disclosure requirements on fair value measurement. This standard is effective January 1, 2020 with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
c) Internal-use software
In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40), Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This accounting standard update was issued to clarify the accounting for implementation costs in cloud computing arrangements. This standard is effective January 1, 2020 with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
d) Related party guidance for variable interest entities
In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities. This accounting standard update was issued to provide an update for determining whether a decision-making fee is a variable interest requiring reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. This standard is effective January 1, 2020. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
e) Collaborative arrangements
In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808), Clarifying the Interaction between Topic 808 and Topic 606. This accounting standard update was issued to clarify which transactions should be accounted for as revenue under Topic 606, and additional guidance added to Topic 808 to further align with Topic 606. This standard is effective January 1, 2020. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.

2018 Consolidated Financial Statements	16

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5. Acquisitions
a) Investments in affiliates and joint ventures
On November 1, 2018, the Company acquired the outstanding shares of a privately held entity with ownership interests in a group of civil construction and mining entities based in Edmonton, Alberta (collectively referred to as “Nuna”) for cash consideration of $41.5 million plus acquisition costs of $1.3 million. Nuna includes the following interests in Canadian corporations and partnerships:

• Nuna East Ltd. (37.25%)	• Nuna West Mining Ltd. (49%)
• Nuna Pang Contracting Ltd. (37.25%)	• Nuna Logistics Partnership (49%) ("NL Partnership")
The NL Partnership also holds investments in various other joint ventures and Canadian corporations. The majority of Nuna's operations occur within NL Partnership, in which the Company acquired a 49% ownership interest. The majority 51% ownership interest in NL Partnership is held by the Kitikmeot Corporation, a wholly-owned business entity of the Kitikmeot Inuit Association.
The Company accounted for the transaction as an asset acquisition. As such, the assets acquired were recognized at cost based on their relative fair values. The Company determined the estimated fair values using Level 3 inputs after review and consideration of relevant information, including but not limited to information supplied by the vendor, discounted cash flows, quoted market prices and estimates made by management.
The Company accounted for the transaction as an asset acquisition. The purchase price at the date of acquisition is allocated to net assets acquired as follows:

Assets
Cash	$10,939
Accounts receivable, net	13,234
Contract assets	3,089
Inventories	3,926
Prepaid expenses and deposits	304
31,492
Property, plant and equipment	15,962
Other assets	1,375
Investment in affiliates and joint ventures	11,728
Total Assets	60,557
Liabilities
Accounts payable	10,604
Accrued liabilities	1,136
Contract liabilities	360
12,100
Long term debt (including current portion)	3,127
Capital lease obligation (including current portion)	542
Deferred tax liabilities	1,938
Total Liabilities	17,707

Net assets acquired	$42,850
b) Heavy construction fleet and related assets
On November 23, 2018, the Company acquired a heavy construction equipment fleet and related assets for $198.0 million from a vendor. The transaction involved the purchase of the vendor’s fleet of heavy earth-moving assets, together with support equipment, maintenance facilities, land and the vendor's interest in assigned contracts. The purchase was fully financed at closing through an increased and extended credit facility with the Company's existing lenders, led by National Bank Financial Inc. Under the asset purchase agreement, the final purchase price is subject to closing adjustments, including a price adjustment tied to the final net book value of the purchased assets. The purchase agreement included an initial cash payment upon closing of $150.8 million and the assumption of $12.6 million in capital leases and equipment-related promissory notes from the seller. The unpaid balance of the purchase price has been recorded at fair value within promissory notes and will be paid in three installments, six, twelve and eighteen months from the closing date. The installments will be accreted using the effective interest method. Any adjustments to the final purchase price will be undertaken in accordance with the terms of the purchase sale agreement.
The Company accounted for the transaction as an asset acquisition. As such, the assets acquired were recognized at cost based on their relative fair values. The Company determined the estimated fair values using Level 3 inputs

2018 Consolidated Financial Statements	17

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after review and consideration of relevant information, including but not limited to information supplied by the vendor, discounted cash flows, quoted market prices and estimates made by management.
The purchase price was primarily allocated to heavy equipment, land and building and inventory. Intangible assets were recognized with respect to favorable interest rates on the capital leases and promissory notes assumed, as well as an interest in the Mikisew North American Limited Partnership (“MNALP”). Transaction costs of $0.4 million associated with the acquisition were capitalized.
6. Accounts receivable

	December 31, 2018	December 31, 2017
Trade	$67,913	$45,158
Holdbacks	558	558
Accrued trade receivables	9,807	—
Contract receivables (note 19(c))	$78,278	$45,716
Other	4,121	1,090
	$82,399	$46,806
Holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved.
7. Prepaid expenses and deposits

	December 31, 2018	December 31, 2017
Prepaid insurance and deposits	$1,149	$844
Prepaid interest payments	826	85
Current portion of prepaid lease payments	1,761	969
	$3,736	$1,898
The long term portion of prepaid lease payments is recorded in other assets (note 10(a)).
8. Assets held for sale
At December 31, 2018, the Company classified $672 of property, plant and equipment as “Assets held for sale” on the Consolidated Balance Sheets (2017 - $5,642). During the year ended December 31, 2018, impairment of assets held for sale amounting to $1,734 has been included in depreciation expense in the Consolidated Statements of Operations (2017 – $1,621). The write-down is the amount by which the carrying value of the related assets exceeded their fair value less costs to sell.

2018 Consolidated Financial Statements	18

9. Property, plant and equipment

December 31, 2018	Cost	Accumulated Depreciation	Net Book Value
Owned assets
Heavy equipment	$346,071	$78,296	$267,775
Major component parts in use	143,032	66,019	77,013
Other equipment	33,824	21,711	12,113
Licensed motor vehicles	19,745	15,618	4,127
Office and computer equipment	8,972	6,450	2,522
Land	11,095	—	11,095
Buildings	31,425	6,265	25,160
Leasehold improvements	2,875	1,053	1,822
	597,039	195,412	401,627

Assets under capital lease
Heavy equipment	110,759	35,376	75,383
Major component parts in use	64,602	16,964	47,638
Other equipment	772	17	755
Licensed motor vehicles	3,822	1,087	2,735
Office and computer equipment	23	23	—
Buildings	25	6	19
	180,003	53,473	126,530

Total property, plant and equipment	$777,042	$248,885	$528,157

December 31, 2017	Cost	Accumulated Depreciation	Net Book Value
Owned assets
Heavy equipment	$196,045	$77,726	$118,319
Major component parts in use	72,448	45,694	26,754
Other equipment	31,923	18,400	13,523
Licensed motor vehicles	18,298	14,888	3,410
Office and computer equipment	10,157	9,468	689
Land	7,168	—	7,168
Buildings	2,547	2,482	65
	338,586	168,658	169,928

Assets under capital lease
Heavy equipment	69,657	28,613	41,044
Major component parts in use	85,015	21,247	63,768
Other equipment	558	543	15
Licensed motor vehicles	5,129	1,242	3,887
Office and computer equipment	23	17	6
	160,382	51,662	108,720

Total property, plant and equipment	$498,968	$220,320	$278,648
During the year ended December 31, 2018, additions to property, plant and equipment by means of capital leases were $21,904 (2017 - $14,033). During the year ended December 31, 2018, the Company completed sale-leaseback transactions of $29,295 (2017 - $20,697). Deferred gains on sale-leaseback transactions are included in other long term obligations and are amortized over the expected life of the equipment (note 17(d)). Depreciation of equipment under capital lease of $25,995 (2017 – $19,483) was included in depreciation expense in the current year.

2018 Consolidated Financial Statements	19

NOA

10. Other assets
a) Other assets are as follows:

	December 31, 2018	December 31, 2017
Long term prepaid lease payments	$1,853	$1,779
Other long term receivable	619	—
Intangible assets (note 10(b))	2,916	938
Deferred financing costs (note 10(c))	1,178	707
Deferred lease inducement asset (note 10(d))	641	784
Loan to DNSS Partnership (note 13(b))	689	969
Contract costs (note 19(f))	2,308	422
	$10,204	$5,599
b) Intangible assets

December 31, 2018	Cost	Accumulated amortization	Net book value
Internal-use software	$11,925	$11,019	$906
Other intangible assets	2,010	—	2,010
	$13,935	$11,019	$2,916

December 31, 2017	Cost	Accumulated amortization	Net book value
Internal-use software	$18,188	$17,250	$938
During the year ended December 31, 2018, fully amortized internal-use software with a cost of $6,643 was disposed. Amortization of intangible assets for the year ended December 31, 2018 was $412 (2017 – $918). The estimated amortization expense for future years is as follows:

For the year ending December 31,
2019	$734
2020	664
2021	470
2022	439
2023 and thereafter	609
$2,916
c) Deferred financing costs

	December 31, 2018	December 31, 2017
Cost	$1,575	$821
Accumulated amortization	397	114
	$1,178	$707
During the year ended December 31, 2018, financing fees of $754 (2017 - $840) were incurred in connection with the revolving facilities under the credit facilities (note 14(b)). These fees are being amortized ratably over the term of the credit facilities.
Amortization of these deferred financing costs included in interest expense for the year ended December 31, 2018 was $283 (2017 – $453) (note 21).
d) Deferred lease inducements asset

	December 31, 2018	December 31, 2017
Balance, beginning of year	$784	$927
Amortization	(143)	(143)
Balance, end of year	$641	$784
Lease inducements applicable to lease contracts are deferred and amortized as an increase in general and administrative expenses on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

2018 Consolidated Financial Statements	20

NOA

11. Income taxes
Income tax provision differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2018	2017
Income before income taxes	$21,417	$6,468
Tax rate	27.00%	27.00%
Expected expense	$5,783	$1,746
(Decrease) increase related to:
Income tax adjustments and reassessments	—	30
Non taxable portion of capital gains	(60)	(672)
Stock-based compensation	26	88
Other	347	12
Deferred income tax expense	$6,096	$1,204
The deferred tax assets and liabilities are summarized below:

	December 31, 2018	December 31, 2017
Deferred tax assets:
Non-capital and net capital loss carryforwards	$24,478	$18,619
Deferred financing costs	—	52
Contract liabilities	572	222
Capital lease obligations	23,207	17,961
Stock-based compensation	3,545	2,985
Other	2,538	2,357
Subtotal	$54,340	$42,196
Less: valuation allowance	(1,035)	(1,035)
	$53,305	$41,161

Deferred tax liabilities:
Contract assets	$3,711	$5,231
Assets held for sale	116	1,523
Accounts receivable – holdbacks	96	72
Property, plant and equipment	84,811	61,953
Deferred financing costs	86	—
	$88,820	$68,779

Net deferred income tax liability	$35,515	$27,618
Classified as:

	December 31, 2018	December 31, 2017
Deferred tax asset	$9,272	$10,539
Deferred tax liability	(44,787)	(38,157)
	$(35,515)	$(27,618)
In 2018 and 2017, the Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction and one provincial jurisdiction.

2018 Consolidated Financial Statements	21

At December 31, 2018, the Company has a deferred tax asset of $23,443 resulting from non-capital loss carryforwards of $86,826, which expire as follows:

December 31, 2018
2025	$2
2026	151
2027	128
2031	605
2032	6,409
2033	5,893
2034	5,200
2036	2,207
2037	17,922
2038	48,309
$86,826
At December 31, 2018, the Company has recorded a full valuation allowance against the deferred tax asset of $1,035 resulting from net capital loss carryforwards of $7,664, which have an indefinite life.
12. Accrued liabilities

	December 31, 2018	December 31, 2017
Accrued interest payable	$972	$714
Payroll liabilities	15,360	8,828
Liabilities related to equipment leases	423	219
Dividends payable (note 18(d))	500	510
Income and other taxes payable	1,749	2,007
Liabilities related to tire disposal	153	156
	$19,157	$12,434
13. Investments in affiliates and joint ventures
Information regarding the Company’s investments in certain Canadian corporations and joint ventures is outlined below. For each of these investments, the Company’s maximum exposure to loss is the Company’s share of the investee’s net assets. The Company’s share of the assets and liabilities in each of these entities is not material to the Company’s overall operations.
a) Nuna
The Company accounts for the NL Partnership (including its wholly-owned subsidiaries) using proportionate consolidation and accounts for Nuna East Ltd., Nuna West Mining Ltd. and Nuna Pang Contracting Ltd. using the equity method.
The NL Partnership holds investments in various affiliates and joint ventures. These entities were formed to perform heavy construction and mining services. The NL Partnership’s involvement with these entities consists of the following activities: assisting in the formation and financing of the entity; providing recourse and/or liquidity support; servicing the assets; providing managerial and administrative services; and receiving fees for services provided.
Certain of these entities meet the definition of VIEs. The NL Partnership has consolidated the results of the VIEs in which it is determined to be the primary beneficiary with the recognition of noncontrolling interest, if any, representing amounts attributable to other equity-holders. When the NL Partnership is not considered to be the primary beneficiary of a VIE, it accounts for the investment using either the equity method or proportionate consolidation. When an entity does not meet the definition of a VIE, the voting interest model is applied and it is accounted for using either the equity method or proportionate consolidation.

2018 Consolidated Financial Statements	22

The following table summarizes the investments of the NL Partnership, including the NL Partnership’s ownership interest therein:

NL Partnership Interest
Equity method investments:
Kivalliq Services Ltd.(i)	33.33%
HRN Contracting Ltd.(ii)	33.33%
Proportionately consolidated investments:
Amik Nuna Forestry Services	50.00%
Aroland Nuna	49.00%
Fond Du Lac Nuna	49.00%
Mahiikanuk Nuna	49.00%
Met Nuna	75.00%
Nuna Bauer	50.00%
EDC Nuna Contracting	70.00%
Attawapiskat Nuna	75.00%
Westarc Drilling & Blasting Joint Venture(iii)	30.00%
Consolidated investments:
Deton Cho Nuna	60.00%
Nuna Deton Cho Winter Road Services	75.00%
Nuna Deton Cho Contracting	100.00%
(i) Includes investment in MTKSL Contracting Joint Venture
(ii) Includes investment in TDIC/HRN Contracting Joint Venture
(iii) Includes investment in Westarc Drilling & Blasting Services Ltd.
The following table summarizes the movement in the investments in affiliates and joint ventures balance during the year:

	December 31, 2018	December 31, 2017
Balance, beginning of the year	$—	$—
Additions arising on acquisition	11,728	—
Share of net income	60	—
Balance, end of the year	$11,788	$—
The financial information for the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

	December 31, 2018	December 31, 2017
Assets
Current assets	$9,769	$—
Non-current assets	2,392	—
Total assets	$12,161	$—
Liabilities
Current liabilities	$4,013	$—
Non-current liabilities	3,032	—
Total liabilities	$7,045	$—
Statement of Operations and Comprehensive Income

Year ended December 31,	2018	2017
Revenues	$1,771	$—
Gross profit	152	—
Income before taxes	98	—
Net income and comprehensive income	$60	$—
b) Dene North Site Services Partnership ("DNSS Partnership")
The Company holds a 49% interest in DNSS Partnership, which is an unincorporated partnership that was formed to perform work care, maintenance work, remedial improvements and demolition over the reclamation of a mine site. It is considered a VIE due to insufficient equity to finance activities without subordinated financial support. The Company determined that it does not meet the definition of the primary beneficiary because it does not have the

2018 Consolidated Financial Statements	23

exclusive right to direct the activities that most significantly impact DNSS Partnership's economic performance. The Company accounts for its interest in DNSS Partnership using proportionate consolidation.
c) Mikisew North American Limited Partnership (“MNALP”)
The Company holds a 49% interest in the MNALP's, which is an unincorporated partnership that was formed to perform heavy construction and mining services. It is considered a VIE due to insufficient equity to finance activities without subordinated financial support. The Company determined that it does not meet the definition of the primary beneficiary because it does not have the exclusive right to direct the activities that most significantly impact the MNALP's economic performance. The Company accounts for its interest in the MNALP's using proportionate consolidation.
14. Long term debt
a) Long term debt amounts are as follows:
Current:

	December 31, 2018	December 31, 2017
Credit facilities (note 14(b))	$1,167	$—
Mortgage (note 14(d))	386	—
Promissory notes	28,443	—
	$29,996	$—
Long term:

	December 31, 2018	December 31, 2017
Credit facilities (note 14(b))	$193,751	$32,000
Convertible Debentures (note 14(c))	39,976	40,000
Mortgage (note 14(d))	19,514	—
Promissory notes	14,494	—
Less: deferred financing costs (note 14(e))	(1,773)	(1,935)
	$265,962	$70,065
The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2018 are: $29.2 million in 2019, $14.6 million in 2020, $0.5 million in 2021, $0.5 million in 2022 and $0.5 million in 2023.
b) Credit facilities
i) Company Credit Facility

	December 31, 2018	December 31, 2017
Current portion of Credit Facility	$—	$—
Long term portion of Credit Facility	192,000	32,000
	$192,000	$32,000
On August 1, 2017, the Company entered into the Credit Facility Agreement (the "Previous Credit Facility") with a banking syndicate led by National Bank Financial Inc. The Previous Credit Facility was comprised solely of a revolving loan (the “Previous Credit Facility Revolver”) which allowed borrowing of up to $140.0 million, of which letters of credit could not exceed $25.0 million with an ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions. The Previous Credit Facility permitted additional capital lease obligation to a limit of $100.0 million.
On November 23, 2018, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate led by National Bank Financial Inc. The Credit Facility is comprised solely of a revolving loan (the "Revolver") which allows increased borrowings of up to $300.0 million, of which letters of credit may not exceed $25.0 million with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions. This facility matures on November 23, 2021, with an option to extend on an annual basis. The Credit Facility increased the permitted capital lease obligation to a limit of $150.0 million. The Credit Facility increased permitted other debt outstanding to a limit of $20.0 million.
As at December 31, 2018, there was $0.9 million (December 31, 2017 - $0.8 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $107.1 million (December 31, 2017 - $107.2 million).
The Credit Facility has two financial covenants that must be tested quarterly on a trailing four quarter basis.

2018 Consolidated Financial Statements	24

NOA

•	The first covenant is the senior leverage ratio ("Senior Leverage Ratio") which is Senior Debt compared to Bank EBITDA less NACG Acheson Ltd. rental revenue of $1.8 million (prorated in 2018).

◦
"Senior Debt" is defined as long term debt, capital leases and outstanding letters of credit, excluding Convertible Debentures, deferred financing costs and the mortgage related to NACG Acheson Ltd. The BDC mortgage and security are structured as permitted exclusions from the security interests of the syndicate Lenders and the Senior Debt as defined in the Credit Facility.

◦
"Bank EBITDA" is defined as earnings before interest, taxes, depreciation, and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income.

The Senior Leverage Ratio under the Credit Facility is to be maintained at less than or equal to 4.0:1 with a step down to less than or equal to 3:50:1 at Q3 2019, and less than or equal to 3.0:1 at Q4 2019 and thereafter. In the event the Company enters into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition once the covenant reverts to 3.0:1 at Q4 2019. Under the Previous Credit Facility, the Senior Leverage Ratio was to be maintained at less than or equal to 3.0:1.

•	The second covenant is the fixed charge coverage ratio ("Fixed Charge Coverage Ratio") which is defined as Bank EBITDA less cash taxes compared to Fixed Charges.

◦	"Fixed Charges" is defined as cash interest, scheduled payments on debt, unfunded cash distributions by the Company and unfunded capital expenditures.
The Credit Facility amendment resulted in an amendment to the Fixed Charge Coverage Ratio Calculation to exclude the initial November 23, 2018 fleet purchase and associated capital expenditures until the end of Q1 2019 from the calculation of fixed charges. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1. Under the Previous Credit Facility, the Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1. As at December 31, 2018, the Company was in compliance with its financial covenants.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.35% to 0.70% depending on the Company's Total Debt / Bank EBITDA Ratio. Total debt ("Total Debt") is defined in the Credit Facility as long term debt including capital leases and letters of credit, excluding Convertible Debentures, deferred financing costs, the mortgage related to NACG Acheson Ltd., and other non-recourse debt. The Credit Facility includes improved pricing and is secured by a first priority lien on all of the Company's existing and after-acquired property.
ii) Affiliate and joint venture credit facilities:

	December 31, 2018	December 31, 2017
Current portion of Nuna Credit Facility	$1,167	$—
Long term portion of Nuna Credit Facility	1,751	—
	$2,918	$—
On December 8, 2018, Nuna renewed a previously existing Facility and Security Agreement with ATB Financial ("the Nuna Credit Facility") with the following instruments:

•
The first instrument is an operating loan facility which allows borrowings of up to $5.0 million and bears interest at Canadian prime rate, plus applicable margins. The loan is secured by a lien on all of the Nuna existing and after-acquired property. As at December 31, 2018, the unused borrowing availability was $5.0 million.

•
The second instrument is a non-revolving reducing loan facility which allows borrowings of up to $3.1 million, which is used to finance equipment. The facility bears interest at Canadian prime rate, plus applicable margins. The loan is secured by a lien on all of Nuna's existing and after-acquired property.

•
The third instrument is an equipment financing facility which allows borrowings of up to $5.5 million. The maximum loan amount is available in one or multiple financing schedules with a maximum financing term of 60 months. As at December 31, 2018, there was $2.9 million in loans outstanding (at a 100% basis).

2018 Consolidated Financial Statements	25

The Nuna Credit Facilities have three financial covenants that must be tested. As of December 31, 2018, Nuna was in compliance with its covenants.
c) Convertible Debentures
On March 15, 2017, the Company issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures (the "Convertible Debentures") which mature on March 31, 2024. The Company pays interest at an annual rate of 5.50%, payable semi-annually on March 31 and September 30.
The Convertible Debentures may be converted into common shares of the Company at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.
The Convertible Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after March 31, 2020 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date, provided that the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date. The Convertible Debentures are not redeemable prior to March 31, 2020, except under certain conditions after a change in control has occurred.
If a change in control occurs, the Company is required to offer to purchase all of the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
d) Mortgage
In November 2018, the Company entered into a 25-year mortgage with the Business Development Bank of Canada ("BDC") for $19.9 million. The mortgage bears interest for the first five years at a fixed rate of 4.80% and has an expiration date of January 2044. The mortgage is secured by a first security interest in the Company's equipment maintenance and rebuild facility with attached head office in Acheson, Alberta.
e) Deferred financing costs

	December 31, 2018	December 31, 2017
Cost	$2,227	$2,133
Accumulated amortization	454	198
	$1,773	$1,935
During the year ended December 31, 2018, financing fees of $94 were incurred in connection with obtaining the mortgage. These fees are being amortized using the effective interest method over the term to maturity.
Amortization of these deferred financing costs included in interest expense for the year ended December 31, 2018 was $256 (2017 – $344) (note 21).
15. Capital lease obligations
The minimum lease payments due in each of the next five fiscal years are as follows:

2019	$33,886
2020	23,843
2021	15,115
2022	11,621
2023	6,308
Subtotal:	$90,773
Less: amount representing interest (at rates ranging from 2.48% to 7.51%)	(4,205)
Carrying amount of minimum lease payments	$86,568
Less: current portion	(32,250)
Long term portion	$54,318
16. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

2018 Consolidated Financial Statements	26

NOA

The fair values of the Company’s cash, accounts receivable, contract assets, loan to DNSS Partnership, accounts payable, accrued liabilities and contract liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		December 31, 2018		December 31, 2017
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations	Level 2	$86,568	$78,373	$66,969	$61,872
Convertible Debentures	Level 2	39,976	48,371	40,000	38,700
Credit facilities	Level 3	194,918	194,918	32,000	32,000
Mortgage	Level 2	19,900	19,900	—	—
Promissory notes	Level 2	42,937	42,937	—	—
Non-financial assets measured at estimated fair market value on a non-recurring basis as at December 31, 2018 and 2017 in the financial statements are summarized below:

	December 31, 2018		December 31, 2017
	Change in Fair Value	Carrying Amount	Change in Fair Value	Carrying Amount
Assets held for sale	$(1,278)	$672	$(72)	$5,642
Assets held for sale are reported at the lower of their carrying amount or estimated fair value less cost to sell. The change in fair value includes the writedown related to the carrying amount as at December 31, 2018. The estimated fair market value less cost to sell of equipment assets held for sale (note 8) is determined internally by analyzing recent auction prices for equipment with similar specifications and hours used, the residual value of the asset and the useful life of the asset. The estimated fair market value of the equipment assets held for sale are classified under Level 3 of the fair value hierarchy.
b) Risk management
The Company is exposed to market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates.
Overall, the Company’s Board of Directors has responsibility for oversight of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.
c) Market risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, the Company has used various risk management techniques. Such instruments may be used to establish a fixed price for a commodity, an interest bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
i) Foreign exchange risk
The Company regularly transacts in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the US Dollar for these short term transactions, if material.
ii) Interest rate risk
The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facility, varies as market interest rates change. At December 31, 2018, the

2018 Consolidated Financial Statements	27

Company held $194.9 million of floating rate debt pertaining to its credit facilities (December 31, 2017 – $32.0 million). As at December 31, 2018, holding all other variables constant, a 100 basis point change to interest rates on floating rate debt will result in $1.9 million corresponding change in annual interest expense. This assumes that the amount of floating rate debt remains unchanged from that which was held at December 31, 2018.
The fair value of financial instruments with fixed interest rates fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.
The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt.
d) Credit risk
Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and contract assets. Credit risk for trade and other accounts receivables and contract assets are managed through established credit monitoring activities.
The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract.
At December 31, 2018 and December 31, 2017, the following customers represented 10% or more of accounts receivable and contract assets:

	December 31, 2018	December 31, 2017
Customer 1	33%	42%
Customer 2	16%	20%
Customer 3	12%	10%
Customer 4	7%	10%
Customer 5	4%	12%
The Company reviews its accounts receivable amounts regularly and amounts are written down to their expected realizable value when outstanding amounts are determined not to be fully collectible. This generally occurs when the customer has indicated an inability to pay, the Company is unable to communicate with the customer over an extended period of time, and other methods to obtain payment have not been successful. Bad debt expense is charged to project costs in the Consolidated Statements of Operations in the period that the account is determined to be doubtful. Estimates of the allowance for doubtful accounts are determined on a customer-by-customer evaluation of collectability at each reporting date taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience. The Company reviews its contract assets regularly and assesses any amounts that are not billed within the next billing cycle to confirm collectability.
The Company’s maximum exposure to credit risk for accounts receivable and contract assets is as follows:

	December 31, 2018	December 31, 2017
Trade accounts receivable	$67,913	$45,158
Holdbacks	558	558
Accrued trade receivables	9,807	—
Other receivables	4,121	1,090
Total accounts receivable	$82,399	$46,806
Contract assets	10,673	21,572
Total	$93,072	$68,378

2018 Consolidated Financial Statements	28

NOA

Payment terms are per the negotiated customer contracts and generally range between net 15 days and net 60 days. As at December 31, 2018 and December 31, 2017, trade receivables and holdbacks are aged as follows:

	December 31, 2018	December 31, 2017
Not past due	$60,326	$42,882
Past due 1-30 days	6,649	2,566
Past due 31-60 days	728	—
More than 61 days	768	268
Total	$68,471	$45,716
As at December 31, 2018, the Company has recorded an allowance for doubtful accounts of $nil (December 31, 2017 - $nil).
17. Other long term obligations
a) Other long term obligations are as follows:

	December 31, 2018	December 31, 2017
Deferred lease inducements liability (note 17(b))	$1,419	$10
Asset retirement obligation (note 17(c))	818	744
Directors' deferred stock unit plan (note 22(e))	13,413	5,672
Deferred gain on sale-leaseback (note 17(d))	8,438	7,654
Provision for loss on sublease (note 17(e))	1,535	—
	$25,623	$14,080
b) Deferred lease inducements liability
Lease inducements applicable to lease contracts are deferred and amortized as a reduction of general and administrative expenses on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	December 31, 2018	December 31, 2017
Balance, beginning of year	$10	$38
Addition	1,412	—
Amortization of deferred lease inducements	(3)	(28)
Balance, end of year	$1,419	$10
c) Asset retirement obligation
The Company recorded an asset retirement obligation related to the future retirement of a facility on leased land. Accretion expense associated with this obligation is included in equipment costs in the Consolidated Statements of Operations.
The following table presents a continuity of the liability for the asset retirement obligation:

	December 31, 2018	December 31, 2017
Balance, beginning of year	$744	$678
Accretion expense	74	66
Balance, end of year	$818	$744
At December 31, 2018, estimated undiscounted cash flows required to settle the obligation were $1,084 (December 31, 2017 – $1,084). The credit adjusted risk-free rate assumed in measuring the asset retirement obligation was 9.42%. The Company expects to settle this obligation in 2021.

2018 Consolidated Financial Statements	29

NOA

d) Deferred gain on sale-leaseback
At December 31, 2018, the Company recorded a gain of $2,262 (December 31, 2017 – $5,155) on the sale-leaseback of certain heavy equipment. The gain on sale has been deferred and is being amortized in the Consolidated Statements of Operations over the expected useful life of the equipment.

	December 31, 2018	December 31, 2017
Balance, beginning of year	$7,654	$3,199
Addition	2,262	5,155
Amortization of deferred gain on sale-leaseback	(1,478)	(700)
Balance, end of year	$8,438	$7,654
e) Provision for loss on sublease
In 2018, the Company recorded a provision for the loss on the sub-lease of an under-utilized office facility. The provision is being amortized within general and administrative expenses in the Consolidated Statements of Operations over the remaining term of the lease.
The following table presents a continuity of the provision for the loss on sublease:

	December 31, 2018	December 31, 2017
Balance, beginning of year	$—	$—
Addition	1,732	—
Amortization of loss	(197)	—
Balance, end of year	$1,535	$—
18. Shares
a) Common shares
Issued and outstanding:

	Common shares	Treasury shares	Common shares outstanding, net of treasury shares
Issued and outstanding at December 31, 2016	30,518,907	(2,213,247)	28,305,660
Issued upon exercise of stock options	176,800	—	176,800
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(758,271)	(758,271)
Settlement of certain equity classified stock-based compensation	—	353,592	353,592
Retired through share purchase program	(2,625,557)	—	(2,625,557)
Issued and outstanding at December 31, 2017	28,070,150	(2,617,926)	25,452,224
Issued upon exercise of stock options	297,940	—	297,940
Issued upon conversion of convertible debentures	2,211	—	2,211
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(660,620)	(660,620)
Settlement of certain equity classified stock-based compensation	—	1,193,935	1,193,935
Retired through share purchase program	(1,281,485)	—	(1,281,485)
Issued and outstanding at December 31, 2018	27,088,816	(2,084,611)	25,004,205
Upon settlement of certain equity classified stock-based compensation during the year ended December 31, 2018, the Company repurchased 553,036 shares at $4,308 to satisfy the recipient tax withholding requirements (year ended December 31, 2017 - 161,285 shares at $987). The repurchased shares are included in the purchase of treasury shares for settlement of certain equity classified stock-based compensation.

2018 Consolidated Financial Statements	30

NOA

b) Net income per share
For the year ended December 31, 2018, there were 14,247 stock options that were anti-dilutive and therefore not considered in computing diluted earnings per share (year ended December 31, 2017 – 469,819 stock options and 2,949,309 shares issuable on conversion of Convertible Debentures).

Year ended December 31,	2018	2017
Net income available to common shareholders	$15,286	$5,264
Interest from Convertible Debentures (after tax)	1,792	—
Diluted net income available to common shareholders	$17,078	$5,264

Weighted average number of common shares	24,991,517	26,697,066
Weighted average effect of dilutive securities
Dilutive effect of treasury shares	2,394,824	2,622,957
Dilutive effect of stock options	357,026	285,703
Dilutive effect of Convertible Debentures	3,684,424	—
Weighted average number of diluted common shares	31,427,791	29,605,726

Basic net income per share	$0.61	$0.20
Diluted net income per share	$0.54	$0.18
c) Share purchase programs
On August 9, 2016, the Company commenced a normal course issuer bid ("NCIB") which was subsequently amended in 2017 to purchase a maximum of 2,733,482 shares. During the year ended December 31, 2017, the maximum number of shares to be purchased was 1,657,514 of which 1,482,795 were purchased, resulting in a reduction to common shares of $12,763 and an increase to additional paid-in capital of $3,484.
Commencing on August 14, 2017, the Company engaged in a NCIB under which a maximum number of 2,424,333 common shares were authorized to be purchased. As at December 31, 2017, 1,142,762 shares had been purchased and subsequently cancelled under this NCIB, resulting in a reduction of common shares of $9,810 and an increase to additional paid-in capital of $4,119. During the twelve months ended December 31, 2018, the Company purchased and subsequently cancelled a further 1,281,485 shares, which resulted in a reduction of common shares of $10,975 and an increase to additional paid-in capital of $1,435. This NCIB expired on August 13, 2018.
d) Dividends
The Company intends to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis.
During the year ended December 31, 2018, the Company paid regular quarterly cash dividends of $0.02 per share on common shares (December 31, 2017 - $0.02). At December 31, 2018, an amount of $500 was included in accrued liabilities related to the dividend declared on October 29, 2018 (December 31, 2017 - $510).
19. Revenue
a) Disaggregation of revenue
In the following table, revenue is disaggregated by source, commercial terms and method of revenue recognition.

Year ended December 31,	2018	2017
Revenue by source
Construction services	$42,481	$21,710
Operations support services	367,580	270,847
	$410,061	$292,557

By commercial terms
Time-and-materials	$151,796	$97,588
Unit-price	253,277	191,041
Cost-plus	4,988	3,928
	$410,061	$292,557

Revenue recognition method
Cost-to-cost percent complete	$186,741	$125,716
As-invoiced	223,320	166,841
	$410,061	$292,557

2018 Consolidated Financial Statements	31

b) Customer revenues
The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2018	2017
Customer A	43%	44%
Customer B	23%	26%
Customer C	21%	17%
Customer D	9%	11%
c) Contract balances
The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers:

	December 31, 2018	December 31, 2017
Contract receivables, included in accounts receivable, net	$78,278	$45,716
Contract assets	10,673	21,572
Contract liabilities	4,032	824
The following table provides information about significant changes in the contract assets:

Year ended December 31,	2018	2017
Transferred to receivables from contract assets recognized at the beginning of the period	$(14,701)	$(9,129)
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	2,043	6,183
Increases as a result of work completed, but not yet an unconditional right to consideration	409	8,554
Increases as a result of Nuna acquisition	1,350	—
The following table provides information about significant changes in the contract liabilities:

Year ended December 31,	2018	2017
Revenue recognized that was included in the contract liability balance at the beginning of the period	$(84)	$(347)
Increases due to cash received, excluding amounts recognized as revenue during the period	1,379	100
Increases as a result of Nuna acquisition	1,913	—
The following table provides information about revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods:

Year ended December 31,	2018	2017
Revenue recognized	$2,516	$1,177
These amounts relate to cumulative catch-up adjustments arising from changes in estimated project costs on cost-to-cost percent complete jobs and final settlement of constrained variable consideration.
d) Unpriced contract modifications
The Company recognized revenue from variable consideration related to unpriced contract modifications for the year ended December 31, 2018 of $250 (December 31, 2017 - $1,168).
The table below represents the classification of such uncollected consideration on the balance sheet:

	December 31, 2018	December 31, 2017
Accounts receivable	$—	$358
Contract assets	7,526	7,662
	$7,526	$8,020
e) Transaction price allocated to the remaining performance obligations
The estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period was $206,900 for 2019. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

2018 Consolidated Financial Statements	32

f) Contract costs
The following table summarizes contract costs included within other assets on the consolidated balance sheets.

	December 31, 2018	December 31, 2017
Reimbursable bid costs	$670	$422
Fulfillment costs	1,638	—
	$2,308	$422
During the year ended December 31, 2018, reimbursable bid costs of $248 were capitalized (December 31, 2017 - $422).
During the year ended December 31, 2018, fulfillment costs of $2,611 were capitalized (December 31, 2017 - $nil). Included in the amount capitalized during the year ended December 31, 2018 is $502 that was capitalized on January 1, 2018 upon adoption of the new revenue standard.
20. Commitments
The annual future minimum operating lease payments for premises for the next five years are as follows:

For the year ending December 31,
2019	$6,003
2020	6,091
2021	6,091
2022	5,098
2023 and thereafter	12,382
$35,665
Included in general and administrative expenses and equipment costs are operating lease expenses relating to premises of $2,277 and $2,902 for the years ended December 31, 2018 and 2017, respectively.
21. Interest expense

Year ended December 31,	2018	2017
Interest on capital lease obligations	$2,984	$3,023
Interest on credit facilities	2,729	1,507
Interest on Convertible Debentures	2,200	1,760
Interest on promissory notes	202	—
Interest on mortgage	105	—
Amortization of deferred financing costs (notes 10(c) and note 14(e))	539	797
Interest on long term debt	$8,759	$7,087
Other interest income	(175)	(144)
	$8,584	$6,943
During the year ended December 31, 2018, $634 (December 31, 2017 - $nil) of interest was capitalized to property, plant and equipment in relation to a building construction in the year.
22. Stock-based compensation
a) Stock-based compensation expenses
Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	2018	2017
Share option plan (note 22(b))	$97	$326
Equity classified restricted share unit plan (note 22(c))	2,110	1,293
Equity performance restricted share unit plan (note 22(d))	1,910	1,306
Liability classified deferred stock unit plan (note 22(e))	7,415	1,070
	$11,532	$3,995
 b) Share option plan
Under the 2004 Amended and Restated Share Option Plan, which was approved and became effective in 2006, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share in the Company and expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award

2018 Consolidated Financial Statements	33

date and twenty percent vest on each subsequent anniversary date. For the year ended December 31, 2018, 3,399,399 shares are reserved and authorized for issuance under the share option plan.

	Number of options	Weighted average exercise price $ per share
Outstanding at December 31, 2016	1,176,080	5.56
Exercised(i)	(176,800)	3.26
Forfeited or expired	(85,740)	12.36
Outstanding at December 31, 2017	913,540	5.36
Exercised(i)	(297,940)	3.43
Forfeited or expired	(50,000)	16.46
Outstanding at December 31, 2018	565,600	5.40
(i) All stock options exercised resulted in new common shares being issued (note 18(a)).
Cash received from options exercised for the year ended December 31, 2018 was $1,023 (2017 - $575). For the year ended December 31, 2018, the total intrinsic value of options exercised, calculated as the market value at the exercise date less exercise price, multiplied by the number of units exercised, was $1,351 (December 31, 2017 - $640).
The following table summarizes information about stock options outstanding at December 31, 2018:

	Options outstanding			Options exercisable
Exercise price	Number	Weighted average remaining life	Weighted average exercise price	Number	Weighted average remaining life	Weighted average exercise price
$2.75	90,100	3.7 years	$2.75	90,100	3.7 years	$2.75
$2.79	162,000	3.5 years	$2.79	162,000	3.5 years	$2.79
$5.91	123,680	5.0 years	$5.91	123,680	5.0 years	$5.91
$6.56	54,880	2.9 years	$6.56	54,880	2.9 years	$6.56
$8.28	10,000	0.5 years	$8.28	10,000	0.5 years	$8.28
$8.58	30,000	1.7 years	$8.58	30,000	1.7 years	$8.58
$9.33	48,680	1.1 years	$9.33	48,680	1.1 years	$9.33
$10.13	46,260	2.0 years	$10.13	46,260	2.0 years	$10.13
	565,600	3.3 years	$5.40	565,600	3.3 years	$5.40
At December 31, 2018, the weighted average remaining contractual life of outstanding options was 3.3 years (December 31, 2017 – 4.0 years) and the weighted average exercise price was $5.40 (December 31, 2017 - $5.36). The fair value of options vested during the year ended December 31, 2018 was $98 (December 31, 2017 – $518). At December 31, 2018, the Company had 565,600 exercisable options (December 31, 2017 – 887,140) with a weighted average exercise price of $5.40 (December 31, 2017 – $5.35).
At December 31, 2018, there were no compensation costs related to non-vested awards not yet recognized (December 31, 2017 – $46). There were no stock options granted under this plan for the years ended December 31, 2018 and 2017, respectively.
c) Restricted share unit plan
Restricted Share Units (“RSU”) are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three-year term. The Company intends to settle all RSUs issued after February 19, 2014 with common shares purchased on the open market through a trust arrangement ("equity classified RSUs").

2018 Consolidated Financial Statements	34

NOA

	Number of units	Weighted average exercise price $ per share
Outstanding at December 31, 2016	1,123,975	4.20
Granted	355,292	6.02
Vested	(259,860)	6.24
Forfeited	(29,474)	4.00
Outstanding at December 31, 2017	1,189,933	4.22
Granted	266,196	8.02
Vested	(487,376)	3.01
Forfeited	(20,660)	5.45
Outstanding at December 31, 2018	948,093	8.98
At December 31, 2018, there were approximately $2,754 of unrecognized compensation costs related to non–vested share–based payment arrangements under the equity classified RSU plan (December 31, 2017 – $2,199) and these costs are expected to be recognized over the weighted average remaining contractual life of the RSUs of 1.3 years (December 31, 2017 – 1.3 years). During the year ended December 31, 2018, 487,376 units vested, which were settled with common shares purchased on the open market through a trust arrangement (December 31, 2017 - 259,860 units).
d) Performance restricted share units
On June 11, 2014, the Company entered into an amended and restated executive employment agreement with the Chief Executive Officer (the "CEO") and granted Performance Restricted Share Units ("PSU") as a long-term incentive, which became effective July 1, 2014. Commencing with a grant on July 1, 2015, PSUs were granted to certain additional senior management employees as part of their long-term incentive compensation. The PSUs vest at the end of a three-year term and are subject to performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. The Company intends to settle earned PSUs with common shares purchased on the open market through a trust arrangement.

	Number of units	Weighted average exercise price $ per share
Outstanding at December 31, 2016	739,300	4.84
Granted	248,824	5.98
Vested	(69,949)	8.57
Forfeited	(21,542)	4.05
Outstanding at December 31, 2017	896,633	4.81
Granted	197,763	8.01
Vested	(353,279)	4.27
Outstanding at December 31, 2018	741,117	5.92
At December 31, 2018, there were approximately $2,713 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the PSU plan (December 31, 2017 - $2,250) and these costs are expected to be recognized over the weighted average remaining contractual life of the PSUs of 1.3 years (December 31, 2017 - 1.4 years). During the year ended December 31, 2018, 353,279 units vested and were settled through common shares from the trust arrangement at a factor of 2.00 common shares per PSU based on performance against grant date criteria (December 31, 2017 - 69,949 units at a factor of 1.34).
The Company estimated the fair value of the PSUs granted during the years ended December 31, 2018 and 2017 using a Monte Carlo simulation with the following assumptions:

	2018	2017
Risk-free interest rate	1.98%	1.17%
Expected volatility	45.04%	46.47%
e) Deferred stock unit plan
On November 27, 2007, the Company approved a Deferred Stock Unit (“DSU”) Plan, which became effective January 1, 2008. Under the DSU plan non-officer directors of the Company receive 50% of their annual fixed remuneration (which is included in general and administrative expenses) in the form of DSUs and may elect to receive all or a part of their annual fixed remuneration in excess of 50% in the form of DSUs. On February 19, 2014, the Company modified its DSU plan to permit awards to executives in addition to directors, whereby eligible

2018 Consolidated Financial Statements	35

executives could elect to receive up to 50% of their annual bonus in the form of DSUs. The DSUs vest immediately upon issuance and are only redeemable upon death or retirement of the participant. DSU holders that are not US taxpayers may elect to defer the redemption date until a date no later than December 1st of the calendar year following the year in which the retirement or death occurred.

Number of units
Outstanding at December 31, 2016	941,937
Granted	114,895
Redeemed	(65,249)
Outstanding at December 31, 2017	991,583
Granted	134,656
Outstanding at December 31, 2018	1,126,239
At December 31, 2018, the fair market value of these units was $11.91 per unit (December 31, 2017 – $5.72 per unit). At December 31, 2018, the current portion of DSU liabilities of $nil was included in accrued liabilities (December 31, 2017 - $nil) and the long term portion of DSU liabilities of $13,413 was included in other long term obligations (December 31, 2017 - $5,672) in the Consolidated Balance Sheets. During the year ended December 31, 2018, nil units were redeemed and settled in cash for $nil (December 31, 2017 - 65,249 units were redeemed and settled in cash for $343). There is no unrecognized compensation expense related to the DSUs since these awards vest immediately when issued.
23. Other information
a) Supplemental cash flow information

Year ended December 31,	2018	2017
Cash paid during the year for:
Interest	$9,258	$5,615
Cash received during the year for:
Interest	41	162

Year ended December 31,	2018	2017
Non-cash transactions:
Addition of property, plant and equipment by means of capital leases	49,440	34,730
Property, plant and equipment reclassified to asset held for sale	(53)	(6,869)
Increase in capital lease obligations related to purchase of heavy equipment fleet and related assets	1,759	—
Increase in capital lease obligations related to investment in affiliates and joint ventures	542	—
Increase in capital lease obligations related to the initial investment in the partnership	—	800
Increase in equipment promissory notes related to purchase of heavy equipment fleet and related assets	10,851	—
Acquisition of property, plant and equipment related to the initial investment in the partnership	—	2,581
Increase in long term debt related to the initial investment in the partnership	—	637
Increase in long term debt related to investment in affiliates and joint ventures	3,127	—
Non-cash working capital exclusions:
Decrease in contract assets related to adoption of accounting standards	(547)	—
Increase in inventory related to the initial partnership investment	—	29
Increase in inventory related to the purchase of heavy equipment fleet and related assets	4,268	—
Increase in prepaid expenses related to the initial investment in the partnership	—	4
Increase in other assets related to adoption of accounting standards	502	—
Increase in accrued liabilities related to the current portion of the deferred gain on sale-leaseback	—	(859)
Decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	326	—
Decrease in accrued liabilities related to dividend payable	10	59
Non-cash working capital transactions related to investments in affiliates and joint ventures:
Increase in accounts receivable	13,234	—
Increase in contract assets	3,089	—
Increase in inventory	3,926	—
Increase in prepaid expenses	399	—
Increase in accounts payable	(10,604)	—
Increase in accrued liabilities	(1,136)	—
Increase in contract liabilities	(360)	—

2018 Consolidated Financial Statements	36

NOA

b) Net change in non-cash working capital
The table below represents the cash (used in) provided by non-cash working capital:

Year ended December 31,	2018	2017
Operating activities:
Accounts receivable	$(22,359)	$(7,148)
Contract assets	13,441	(5,607)
Inventories	(443)	(1,288)
Contract costs	(1,384)	—
Prepaid expenses and deposits	(1,513)	(283)
Accounts payable	17,665	5,640
Accrued liabilities	5,923	1,904
Contract liabilities	2,848	(247)
	$14,178	$(7,029)
24. Employee benefit plans
The Company and certain subsidiaries contributed $991 (2017 – $877) to employee Registered Retirement Savings Plans ("RRSP"). The Company matches voluntary contributions made by employees to their RRSP to a maximum of 5% of base salary for each employee. Other subsidiaries of the Company contribute $1.00 per hour for all eligible employees.
25. Related party transactions
A director of the Company is the President and Chief Executive Officer of a business that subleases space from the Company. The sublease was entered into several years before the director's appointment.
During the year ended December 31, 2018, the Company recorded $315 of sublease proceeds (December 31, 2017 $332).
At December 31, 2018, the Company had subsidiaries that it controlled and included in its consolidated financial statements as described in "Note 2 - Significant accounting policies". Using the consolidated method of accounting, all intercompany balances are eliminated.
With the acquisition of Nuna on November 1, 2018 (note 5(a)), the Company entered into related-party transactions through a number of affiliates and joint ventures. These transactions involve providing or receiving services entered into in the normal course of business.
The following table provides the total dollar amount for income statement transactions that have been entered into with related parties during the year ended December 31, 2018:

	Revenue	Management fee revenue	Interest revenue	Distributions	Rent expense
NL Partnership	$41	$(7)	$12	$—	$—
Affiliates	636	352	56	(102)	38
The Company’s revenue generated from joint ventures and affiliates are related to heavy constructions and mining services. The Company receives management fees and distributions from its investment in joint ventures and affiliates pursuant management agreements in place for certain services provided. Interest revenue transactions are generated from the working capital funding provided by the Company over projects with the joint ventures and affiliates. The rent expense is related to the lease of premises from a shareholder of an affiliate. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties.
The following table provides the balance sheet balances with related parties as at December 31, 2018:

	Accounts receivable	Accounts payable and accrued liabilities
NL Partnership	$2,355	$—
Affiliates	719	13
Accounts receivables and accounts payable and accrued liabilities amounts are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates. All other accounts receivable amounts from joint ventures and affiliates are non-interest bearing.

2018 Consolidated Financial Statements	37

NOA

26. Comparative figures
Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year.
27. Contingencies
During the normal course of the Company's operations, various disputes, legal and tax matters are pending. In the opinion of management involving the use of significant judgement and estimates, these matters will not have a material effect on the Company's consolidated financial statements.

2018 Consolidated Financial Statements	38